UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 3)

Under the Securities Exchange Act of 1934*

Optimal Group, Inc.

(Name of Issuer)

Class A Shares, no par value

(Title of Class of Securities)

68388R208

(CUSIP Number)

December 31, 2009

(Date of Event which Requires Filing

of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.68388R208	13G	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jay Goldman Asset Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER -0- (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER -0- (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (see Item 4)
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No.68388R208	13G	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON J. Goldman Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 245,606 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 245,606 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 245,606 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8% (see Item 4)
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No.68388R208	13G	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jay G. Goldman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 245,606 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 245,606 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 245,606 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8% (see Item 4)
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No.68388R208	13G	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Newberg Family Trust u/d/t 12/18/90
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 240,005 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 240,005 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 240,005 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7% (see Item 4)
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No.68388R208	13G	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bruce Newberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 240,005 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 240,005 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 240,005 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7% (see Item 4)
12	TYPE OF REPORTING PERSON* IN

                                               *SEE INSTRUCTION BEFORE FILLING OUT

This Amendment No. 3 to the Schedule 13G amends the Schedule 13G filed on December 10, 2007 (the “Original Schedule 13G”) as amended by the Schedule 13G/A filed on February 14, 2008 (“Amendment No. 1”) as further amended by the Schedule 13G/A filed on February 17, 2009 (“Amendment No. 2”) (the Original Schedule 13G, Amendment No. 1, Amendment No. 2 and this Amendment No. 3 are collectively referred to herein as the “Schedule 13G”). This Schedule 13G is being filed on behalf of the persons set forth in Item 2(a) below.

Item 1(a)	Name of Issuer:

Optimal Group, Inc. (the “Company”)

Item 1(b)	Address of Issuer's Principal Executive Offices:

3500 de Maisonneuve Blvd. West, Suite 1700,
Montreal, Quebec, Canada, H3Z 3C1

Items 2(a)	Name of Person Filing:

This statement is filed by: (i) Jay Goldman Asset Management, L.L.C. (“JGAM”); (ii) J. Goldman Capital GP LLC (“GCGP”) with respect to Class A Shares, no par value (“Common Stock”), of the Company beneficially owned by J. Goldman Master Fund, L.P.; (iii) Mr. Jay G. Goldman with respect to Common Stock of the Company beneficially owned by J. Goldman Master Fund, L.P.; (iv) Newberg Family Trust u/d/t 12/18/90 (the “Newberg Family Trust”), with respect to Common Stock of the Company beneficially owned by it; and (v) Mr. Bruce L. Newberg with respect to Common Stock of the Company beneficially owned by the Newberg Family Trust.

Item 2(b)	Address of Principal Business Office:

The address of the principal business office of JGAM, GCGP and Mr. Goldman is c/o J. Goldman & Co. LP, 152 West 57th Street, New York, New York 10019.

The address of the principal business office of the Newberg Family Trust and Mr. Newberg is 11601 Wilshire Boulevard, Los Angeles, California 90025.

Item 2(c)	Citizenship:

JGAM and GCGP are organized under the laws of the State of Delaware. Mr. Goldman is a citizen of the United States of America.

The Newberg Family Trust is organized under the laws of the State of California. Mr. Newberg is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities:

Class A Shares, no par value

Item 2(e)	CUSIP Number:

68388R208

Item 3	Not Applicable

Item 4	Ownership:

The percentages used herein are calculated based upon the 5,148,735 shares of Common Stock issued and outstanding as of November 11, 2009 as reported on the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Company on November 13, 2009.

As of the close of business on February 16, 2010:

A. JGAM

(a) Amount beneficially owned: -0-
(b) Percent of class: 0%
(c) (i)	Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: -0-
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: -0-

B. GCGP

(a) Amount beneficially owned: 245,606
(b) Percent of class: 4.8%
(c) (i)	Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 245,606
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 245,606

C. Mr. Goldman

(a) Amount beneficially owned: 245,606
(b) Percent of class: 4.8%
(c) (i)	Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 245,606
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 245,606

D. Newberg Family Trust

(a) Amount beneficially owned: 240,005
(b) Percent of class: 4.7%
(c) (i)	Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 240,005
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 240,005

E. Mr. Newberg

(a) Amount beneficially owned: 240,005
(b) Percent of class: 4.7%
(c) (i)	Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 240,005
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 240,005

GCGP, Mr. Goldman and Mr. Newberg own directly no Common Stock. Pursuant to the terms of the limited partnership agreement of J. Goldman Master Fund, L.P., GCGP has investment and voting power with respect to the securities held by J. Goldman Master Fund, L.P. Mr. Goldman controls GCGP. As Trustee of the Newberg Family Trust, Mr. Newberg has investment and voting power with respect to the securities held by Newberg Family Trust. GCGP, Mr. Goldman, Mr. Newberg and the Newberg Family Trust may be deemed to be a “group” within the meaning of Rule 13d-5(b)(1) under the Act. By reason of the provisions of Rule 13d-3 of the Act, (i) each of GCGP and Mr. Goldman may be deemed to own beneficially 245,606 shares of Common Stock and (ii) Mr. Newberg may be deemed to own beneficially 240,005 shares of Common Stock. Each of GCGP, Mr. Goldman and Mr. Newberg disclaim beneficial ownership of any of the securities covered by this statement and the Newberg Family Trust disclaims beneficial ownership of any of the securities owned by J. Goldman Master Fund, L.P.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the
Subsidiary Which Acquired the Security Being
Reported on By the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members
of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2010

JAY GOLDMAN ASSET MANAGEMENT, L.L.C.

By: /s/ Jay G. Goldman

Name:	Jay G. Goldman

Title: Manager

J. GOLDMAN CAPITAL GP LLC

By: /s/ Jay G. Goldman

Name: Jay G. Goldman

Title: Member

JAY G. GOLDMAN

/s/ Jay G. Goldman

Jay G. Goldman

NEWBERG FAMILY TRUST u/d/t 12/18/90

By: /s/ Bruce L. Newberg

Name: Bruce L. Newberg

Title: Trustee

BRUCE L. NEWBERG

/s/ Bruce L. Newberg

Bruce L. Newberg